Free Writing Prospectus
As filed pursuant to Rule 433
Under the Securities Act of 1933
Registration No. 333-139693

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (which prospectus may be obtained on Lehman Brothers’ web site http://www.lehman.com/pub/sasco) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the Offering Documentation from Lehman Brothers Inc., 745 Seventh Ave., New York, New York, 10019, Attention: Asset Backed Fixed Income Syndicate or by calling toll-free 1-800-666-2388.

Aurora Classic
Correspondent Lending

Information as of November 5, 2007. Subject to change.

Classic First Lien Products:
•	Fixed-Rate, 5/1, 5/6, 10/1 and 10/6 Hybrid-LIBOR and 6-Month LIBOR Products
•	10-Year Interest-Only Option Available on 30-Year Term Products
•	3-Year Hard, 3-Year Soft and 1-Year Hard Prepayment Penalty Options
•	Max QDTI[9] :

Non-Traditional Products[9] :	QDTI Traditional Products[9] :	DU/LP Loans:
• Full/Stated: 50%	• Full/Stated: 45%	• Full Doc: No Limitations;
• Stated Doc: 45%
FULL/ALT DOC
	Purch, R/T, EXPR/T		DC1 , Cash Out[1]
Balance	LTV	CLTV/ HCLTV	LTV	CLTV/ HCLTV	Units	Occupancy	Credit Score[2]

$500,000	95	95	80	90	1-2	O/O	680
$650,000	90	95	80	90	1-2	O/O	680
$1,000,000	80	90	80	90	1-2	O/O	680
$1,500,000	75	90	70	85	1-2	O/O	680
$2,000,000	70	90	65	70	1-2	O/O	680
$300,000	85	85	N/A	N/A	3-4	O/O	680
$400,000	80	85	N/A	N/A	3-4	O/O	680
$650,000	75	80	N/A	N/A	3-4	O/O	680
$2,000,000	65	80	N/A	N/A	3-4	O/O	680

$400,000	85	85	80	80	1	SH5	680
$650,000	80	85	75	80	1	SH5	680
$1,500,000	75	80	70	75	1	SH5	680
$2,000,000	65	80	N/A	N/A	1	SH5	680
STATED DOC
	Purch, R/T, EXPR/T		DC1, 4 , Cash Out[1,4]
Balance	LTV	CLTV/ HCLTV	LTV	CLTV/ HCLTV	Units[4]	Occupancy	Credit Score[2]
$400,000	85	95	80	90	1-2	O/O	680
$650,000	80	90	75	80	1-2	O/O	680
$1,000,000	80	90	70	75	1-2	O/O	680
$1,500,000	70	80	70	75	1-2	O/O	680
$2,000,000	65	80	60	70	1-2	O/O	680
1 - Maximum $200,000 cash out to borrower. Cash out includes proceeds used to pay off debt; 2 - Credit score for primary income borrower used for all loans (see Credit topic); 4 - 1-unit properties only for Debt Consolidation or Cash Out transactions; 5 - First time homebuyers (borrowers who have not previously owned a home in the last 3 years, or have owned a residential property for less than 12 months) are not eligible. 9 - See Qualifying topic for QDTI, Non-Traditional and Traditional Product definitions.

www.alservices.com

This is a commercial message from Aurora Loan Services, 10350 Park Meadows Drive, Littleton, CO 80124. This information is intended for  mortgage professionals’ use only and is not intended for distribution to the general public. All rates, terms, and parameters are subject to change without prior notice. More detailed underwriting criteria regarding these programs are available upon request. Some products may not be available in all states. Restrictions apply. Lender is Lehman Brothers Bank, FSB. Trade/service marks are the property of Aurora Loan Services or its affiliates. ©2007 Aurora Loan Services LLC. All rights reserved. If you would prefer not to receive further commercial content from us by fax, please notify us by fax at 732-559-9559, by telephone at 1-866-464-4404 (at the prompt enter list number 1049 followed by the # sign), or by e-mail at unsubscribe@alservices.com. For your request to be processed, you must specify the fax number(s) to which your request relates. If you would prefer not to receive further commercial e-mail messages from us, please e-mail us at unsubscribe@alservices.com. Aurora Loan Services is required by law to comply with such requests within the timeframe established by the Federal Communications Commission.

Aurora Classic - Information as of 11/5/07 - Page 1 of 7

GEOGRAPHIC	Location-Specific Restrictions:
RESTRICTIONS	•	See Geographic Restrictions Matrix (Form 504) for location-specific geographic restrictions.
DOCUMENTATION	•
Full/Alt Doc and Stated Documentation programs available. Stated Documentation refers to loans processed with income, employment and asset documentation which are more relaxed than traditional FNMA or FHLMC Full Documentation requirements. Specific guidelines for Stated Doc type are outlined below.

	•	Full/Alt Documentation may be required if:
• The initial application is incomplete or missing from the submission package.
• Loan request is not commensurate with the borrower’s credit profile.
• Property is unique or otherwise has limited marketability.
• File contains documentation which suggests borrower’s income is not accurately stated on the signed
• 1003 (i.e., bank statements showing payroll direct deposits with a deposit amount significantly lower than that reported on the signed 1003).
• Files that do not have valid or usable credit scores.
•
When applicable, non-employment income sources will be closely reviewed for reasonableness. If reasonableness cannot be determined, underwriting reserves the right to require documentation to support the reasonableness (i.e., underwriting may request: recent account statement to support assets available after closing to generate stated interest income, evidence an income-generating property is owned free and clear, etc.).

Full/Alt Doc	•	Standard FNMA full or alternative documentation may be provided. Additional information can be found in Underwriting Guidelines.
	•	Assets must be verified for reserves, closing costs, required down payment.
	•	IRS 4506 is required when tax returns are used to verify income.
	•	Verbal VOE required 5 days prior to closing for wage-earner income sources.
	•	Income, employment and assets are stated and verified.
	•	Liabilities are itemized and real estate owned stated.
Stated Doc	•	Income/Employment:
• Employment must be disclosed on the signed 1003 covering a two-year period.
• All income sources must be itemized on the signed 1003.
• Verification of income is not required.
• Income must be reasonable for employment disclosed.
•
5 days prior to closing: Verbal VOE required or if self-employed, an independent written confirmation of self-employment is required (i.e., copy of business license, letter from CPA verifying length and existence of business, etc.). Two continuous years of self-employment in same business are expected.

• IRS 4506 is not required.
	•	Liabilities are itemized - properties owned are stated.
	•	Assets must be verified for reserves, closing costs and required down payment.
	•	Ratios are calculated based on stated income.
DESKTOP UNDERWRITER®	•
It is expressly agreed that acceptance by Purchaser of a loan application package containing an approval from an automated underwriting system shall not be construed as a commitment to lend. It is also agreed that in the event of a discrepancy between the data validated by Purchaser’s review of the file and the data entered in the automated underwriting system by Seller, the findings of the automated underwriting system shall be considered null and void and Purchaser shall have no obligation to Purchase the loan.

DU Decisions	•	Approve/Eligible.
	•	Expanded Approval (EA) determinations are not acceptable.
•
Approve/Ineligible. Ineligible classifications are acceptable if the reason for ineligibility is based on a parameter that is outside of FNMA’s guidelines but within Purchaser’s. An acceptable ineligible classification would be for loan amounts above FNMA limits.

	•	All conditions outlined in the Findings Report must be satisfied.
DU Full/Alt Doc	•	Maximum $650,000 Total Aurora Financing.
•
Credit score must meet Aurora’s guidelines and definition of a valid/usable score; credit score of the primary income borrower used for qualifying and pricing. See Credit topic for definition of valid/usable score.

	•	Full URAR required. All standard property guidelines must be met.
	•	Employment, income, housing, and assets are to be documented as recommended by DU.
	•	Must meet down payment requirements as outlined in Required Down Payment topic.
	•	Mortgage insurance coverage must be obtained as outlined in the Mortgage Insurance topic. The following are not available: Reduced MI, Lower-cost MI or Customized MI.
	•	No DTI limitations.
DU Stated Doc	•	Loans must be processed in accordance with Stated Doc guidelines.
	•	Maximum $650,000 Total Aurora Financing.
	•	Maximum 80% CLTV/HCLTV.
	•	Credit review:
•
Credit score (but not number of tradelines) must meet Aurora’s guidelines and definition of a valid/usable score; credit score of the primary income borrower used for qualifying and pricing. See Credit topic for definition of valid/usable score.

• No 60-day mortgage lates in past 24 months.
• Validate data entry or findings to ensure that all debts have been included in long-term debt ratio.
	•	Full URAR required. All property guidelines outlined in Aurora Underwriting Guidelines must be met.
•
Assets must be verified to meet reserve requirements and down payment requirements. Verified assets must meet both Aurora’s requirements (require two consecutive months bank statements or VOD) and DU’s requirements.

	•	Maximum 45% DTI ratio.

Aurora Classic - Information as of 11/5/07- Page 2 of 7

PROPERTY TYPES (Refer to Aurora Underwriting Guidelines for additional details.)
PROPERTY ELIGIBILITY	Property Type (See Underwriting Guidelines for additional details. See LTV/CLTV/HCLTV matrices for variances; i.e., second homes eligible for 1-unit only, etc.)	Eligible
	Single Family Residence	Yes
	2 units	Yes
	3-4 unit Dwellings	Yes
	Warrantable:	Yes
• FNMA Types P, Q, R, S or T or FHLMC Class II or III Warrantable condos:
• Minimum 600 square feet
• Studio units are eligible
• Site (Detached) Condos are eligible
	Non-Warrantable	No
	Condotels - See Condotel topic for LTVs	No
	Co-Ops - See Cooperative Program Profile	Yes
	PUDs meeting FNMA or FHLMC requirements	Yes
	Mixed-Use	Yes
	Model Home Lease Backs	No
	>10 acres (Note: regardless of acreage size, land value should not exceed 35%. Exceptions considered on a case-by-case basis)	No
	Rural - up to 10 acres allowed if supported by comparable sales.	Yes
	Mobile homes	No
	Manufactured homes	No
	Modular/Prefab	Yes
	Other property types considered case-by-case. See Underwriting Guidelines for additional information	No
OCCUPANCY	•	Primary Residence (O/O) or Second Homes (SH) are eligible.
	•	Investment Properties (N/O/O) are not eligible.
ELIGIBLE BORROWERS	•	U.S. Citizens, Resident Aliens, Non-Occupying Co-Borrowers and Co-Signers.
•
Title may be taken in the name of trustee for an Inter Vivos Revocable Trust (refer to Form 407 for complete eligibility details and Form 407-LivT for closing details). Title may not be taken in the name of a trustee for a Land or Blind Trust.

First Time Homebuyer	•
First Time Homebuyers (FTHB): This status applies when all owner-occupant borrowers of the subject property have not previously owned a home in the last 3 years, or have owned a residential property for less than 12 months. FTHB are ineligible for financing SH properties.

	•	FTHB without 12 month housing history must be Full Doc and have 6 months reserves.
Resident Aliens	•	Lawful resident aliens are eligible for the same financing as U.S. citizens if they can provide evidence of lawful residency and they meet all of the same credit standards as U.S. citizens.
•
A copy of the borrower’s identification or a processor’s certification (Form 408) is required to verify review of the acceptable documentation that evidences borrower is eligible to lawfully reside in the U.S.

	•	Borrowers with diplomatic immunity are not eligible.
	•	Borrower must be employed in the U.S.
	•	Income must be likely to continue for at least 3 years.
Non-Occupying Co-	Non-occupying co-borrowers are acceptable when the following can be met:
Borrowers	•	Occupant borrower’s DTI ratio may not exceed 50%.
	•	Occupant borrower must contribute 5% from their own resources.
	•	All borrowers must be close relatives.
	•	Non-occupying co-borrower may be a co-signer/guarantor, obligated for repayment of the debt but not required to take title.
QUALIFYING
Qualifying Housing	Non-Traditional Products	Qualifying Housing Payment
Payment (Refer to Underwriting Guidelines for calculation details.)	• Interest-only loans (all products with an interest-only feature, including fixed-rate loans)	• The principal and interest payment will be used; if ARM loan, use the higher of the note rate or fully-indexed rate to calculate the P&I
	Traditional Products	Qualifying Housing Payment
	• Classic fixed-rate and ARM loans without an interest-only feature	• Use the initial note rate to calculate the payment
Qualifying DTI (QDTI) (Refer to Underwriting Guidelines for calculation details.)	• QDTI refers to the qualifying DTI ratio. The QDTI includes the Qualifying Housing Payment, as defined above, plus all other debt.
Fully-Indexed Rate	• The fully-indexed rate is the index plus the margin rounded to the nearest .125%.

Aurora Classic - Information as of 11/5/07- Page 3 of 7

VALUE FOR LTV/CLTV/HCLTV CALCULATION	See Section 8, Definitions.
Purchase	•	Use lesser of current appraised value or acquisition cost to calculate LTV/CLTV/HCLTV.
Rate/Term and	•	Use current appraised value to calculate LTV/CLTV/HCLTV.
Expanded Rate/Term	•	Note: Additional refinance restrictions apply when property is located in Texas. Refer to Aurora Underwriting Guidelines and the Texas Home Equity Program Profile for guidelines.
Debt Consolidation and Cash Out	•	LTV/CLTV/HCLTV >75% and property owned <12 months, use lesser of current appraised value or acquisition cost + cost of documented home improvements.
	•	LTV/CLTV/HCLTV < 75%, use current appraised value.
	•	If property owned > 12 months, use current appraised value.
	•	Note: Additional refinance restrictions apply when property is located in Texas. Refer to Aurora Underwriting Guidelines and the Texas Home Equity Program Profile for guidelines.
MAXIMUM CASH OUT	•	Cash Out transactions - The borrower may receive up to $200,000 loan proceeds unless otherwise limited by the applicable mortgage insurer.
•
Debt Consolidation transactions - Loan proceeds used for the payoff of debt are limited to the maximum cash out limits per each Program Profile (i.e., if maximum cash out is $200,000, only $200,000 of the loan amount may be used for the payoff of debt). Cash out limits also include any incidental cash to borrower at closing which may not exceed the greater of 2% of the loan amount or $2,000. See MI topic for company-specific requirements.

TEMPORARY BUYDOWNS	•	Not permitted.
CREDIT	•	Credit Report—3 file merged credit report or RMCR required.
General	•	Credit Score—Use lower of 2 or middle of 3 to determine each borrower’s representative score.
•
All loans: The score of the primary income borrower (occupant borrower who earns >50% of the qualifying income) will be used for qualifying and pricing. If no occupant borrower earns >50% of the qualifying income, use the lowenst representative score of all borrowers. Credit of co-borrowers (but not credit score) is expected to meet the below-listed credit requirements.

	•	Only the primary income borrower must have a valid/useable credit score.
	•	A valid/usable credit score is one that is generated based on a minimum of 3 trade lines being at least 2 or more years old and accurately reflecting the borrower’s credit history.
	•	Credit in accordance with below-listed guidelines is required (in addition to the minimum credit score) on all files.
	•	Additional credit information can be found in Aurora Underwriting Guidelines.
	Total Aurora Financing <$1,000,000		Total Aurora Financing > $1,000,000
Trade lines	•	Min. 5 trades (3 must be 2 yrs).	•	Min. 5 trades (3 must be > 4 yrs).
Mortgage/Housing
Documentation	•	12 months documentation	•	24 months documentation
	•	Borrowers without a documented housing history accepted if Full Doc and 6 months reserves.	•	Borrowers without a documented housing history, including those not currently obligated for housing payments, are not eligible.
History	•	0x30 in past 2 years.	•	0x30 in past 4 years.
Installment[1]	•	1x30 in past 2 years.	•	1x30 in past 4 years.
Revolving[1]	•	2x30 & 1x60 in past 2 years.	•	2x30 & 1x60 in past 4 years.
Bankruptcy	•	None ever.	•	None ever.
Foreclosure	•	None ever.	•	None ever.
Major Derogatory[1] (collections, judgments, etc.)	•	None in past 2 years.	•	None in past 4 years.
1 - Detailed review of installment, revolving and major derogatory accounts for credit determination may be waived if the borrower's credit score meets the minimum required and is not less than 660. However, all delinquent or derogatory credit must be reviewed for compliance with payoff requirements outlined in Aurora Underwriting Guidelines.
Total Aurora Financing > $1,000,000
•                 Subject must be in a strong market of similarly-priced homes. The relationship between final value and predominant value should be reasonable.
•                 If nature of borrower’s employment is not evident, file should contain a brief narrative explaining it.
•                 Borrowers are expected to have an above-average verified asset base. See Cash Reserves topic for additional details.

Aurora Classic - Information as of 11/5/07- Page 4 of 7

CASH RESERVES	•
Funds must be from borrower’s own resources (not from borrower’s business). Funds must be available to the borrower prior-to- and after-closing. Proceeds from the transaction (i.e., refinance proceeds, etc.) or sale of assets may not be used to meet cash reserves requirements.

	•	FTHB without 12 month housing history must be Full Doc and have 6 months reserves.
•
Reserve requirements are based off of the Qualifying Housing Payment. This primarily impacts Non-Traditional products where the qualifying payment may be higher than the initial payment. (For example: The qualifying payment on Classic Interest-Only loans will be based on the principal and interest payment; if ARM loan, use the higher of the note rate or fully-indexed rate to calculate the P&I.) See Qualifying topic for additional information on calculating the qualifying payment.

	•	Reserves will be based on the Total Aurora Financing (total combined loan amount, First + Second).
Total Aurora	•	Full Doc, O/O:
Financing		• Minimum 2 months PITI required for reserves.
< $1,000,000	•	Stated Doc, O/O and all SH Transactions:
• Minimum 6 months PITI required for reserves.
Total Aurora	•	Full Doc:
Financing		• Purchase—minimum 6 months PITI required for reserves.
> $1,000,000		• Refinance—6 months cash reserves.
	•	Stated Doc:
• 6 months PITI if:
• LTV/CLTV/HCLTV is < 60%; or
• LTV/CLTV/HCLTV > 60% when all of the following are present:
• Credit score is > 720;
• Purchase, Rate/Term or Expanded Rate/Term; and
• No exceptions to loan amount or LTV have been granted.
• All other transactions require 12 months PITI.
	•	Subject must be in a strong market of similarly priced homes. The relationship between final value and predominant value should be reasonable.
	•	If nature of borrower’s employment is not evident, file should contain a brief narrative explaining it.
	•	Borrowers expected to have above-average verified asset base. See Cash Reserves topic.
REQUIRED DOWN	•	If purchase, borrower must contribute at least 5% towards the transaction.
PAYMENT	•	Full Doc, O/O: CLTV/HCLTV is < 80% and there is no subordinate financing, the entire down payment may be from a gift.
GIFT FUNDS	•
Donor must be a family member, domestic partner or someone with a demonstrated close relationship, non-profit organization, municipality or borrower’s employer. However, seller-funded gift programs (such as Nehemiah) are not acceptable.

	•	Gift letter required.
	•	Transfer of funds or evidence of receipt must be documented.
	•	Acceptable after a minimum down payment has been made by the borrower from their own resources. Refer to Required Down Payment topic above.
	•	Gift funds may not be used for meeting reserve requirements.
CONTRIBUTIONS BY AN INTERESTED PARTY	•	Contributions by an interested party may be used for closing costs, prepaids and other financing costs provided the maximum contribution does not exceed the limits below.
	•	Total of the contribution percentage plus the LTV (or CLTV/HCLTV, if applicable) may not exceed 98%.
Full and Stated Doc
• 3% if CLTV/HCLTV >90%
• 6% if CLTV/HCLTV 75.01-90%
• 9% if CLTV/HCLTV < 75%
SUBORDINATE	•	Private party subordinate financing is not permitted.
FINANCING	•	Terms of subordinate lien: No balloon within 5 years; payment must be sufficient to cover interest due.
	•	Variable payments and Home Equity Lines of Credit are acceptable.
	•	File must contain a copy of the note.
MORTGAGE INSURANCE	•	Loans with LTVs above 80% require mortgage insurance.
	•	“No MI” pricing is not available.
•
Acceptable mortgage insurers are GE (Genworth), MGIC, RMIC, Radian, PMI, UG, Triad and CMG. Note: Not all MI companies will insure loans underwritten to these guidelines. See Form 449 regarding company-specific MI requirements for Classic loans. Clients should contact their local MI company for guidance.

MI Coverage	LTV	Standard	Reduced Coverage 15 & 20 Yr. Loans
	80.01 - 85%	12%	6%
	85.01 - 90%	25%	12%
	90.01 - 95%	30%	25%
APPRAISAL
<$1,000,000 *Transaction Value	•	One traditional, full appraisal completed by a state licensed or state-certified appraiser required.
> $1,000,000 *Transaction Value	•	One traditional, full appraisal completed by a state-certified appraiser required.
*Transaction Value = Greater of the sales price or appraised value.
Complex Properties	•	Appraisals must be completed by a state-certified appraiser.
>$650,000 Loan	•	Interior photographs required.
Amount

Aurora Classic - Information as of 11/5/07- Page 5 of 7

MAXIMUM EXPOSURE
Aurora will limit its financing exposure to one borrower or group of borrowers as outlined below. This includes the total of all loans to all borrowers, including existing transactions (including loans serviced by other lenders on behalf of Aurora) and pending transactions. In the event of a concurrent Piggyback transaction, the Piggyback and First Lien loan will count as one loan. Maximum dollar thresholds still apply. Stand-alone transactions will be treated as individual loans even when placed behind an existing Aurora loan.

	O/O and SH	N/O/O
Aggregate of all financed transactions provided by Aurora	$6,000,000[1]
•   4 N/O/O loans not to exceed an aggregate amount of $1,000,000 provided total exposure does not exceed $6,000,000[1] (total exposure includes borrower’s O/O and SH financed transactions); or
•   1 N/O/O if loan is >$1,000,000 provided total exposure does not exceed $6,000,000[1] (total exposure includes borrower’s O/O and SH financed transactions).

# of loans with Total Aurora Financing >80% LTV/CLTV/HCLTV	Two loans, regardless of occupancy
1— Once the aggregate exposure exceeds $4,000,000, all additional loans must be either Classic or Alt-A/High LTV Alt-A.
Maximum Number of Financed Properties
In addition to the maximum exposure limitations, the maximum number of financed 1-4 unit properties (regardless of lending source) a borrower or group of borrowers may own is limited as outlined below. The subject property, all borrowers’ primary residence properties and any properties pending financing are included in this total.

O/O	SH	N/O/O
No limit	10	10
PROPERTY OWNERSHIP	•	If SH and LTV/CLTV/HCLTV >80%:
HISTORY		• At least 50% of borrower’s properties must have been owned at least two years as of the date of Purchase, including subject property and any concurrent transactions.
	•	If SH and LTV/CLTV/HCLTV 80% and all owner occupied transactions:
• File contains documentation evidencing borrower’s experience owning multiple investment properties (two years of experience required); or
• Borrower has acquired or is in the process of acquiring a maximum of (including subject property, if applicable):
• < Two financed investment properties within the last six months; and/or
• < Four financed investment properties within the last two years.
• All financed 1- to 4- unit investment properties (properties, not units), regardless of the source of financing will be considered in the above eligibility determination.
	•	See Underwriting Guidelines for more information.
SECTION 32 / HIGH COST LOAN
Sellers are responsible for identifying loans that are considered high cost loans as defined by federal and/or state laws and/or regulations. Purchaser does not purchase high cost loans as defined by federal regulations (Section 32) and/or state regulations. Upon delivery of all loans to Purchaser, the Seller represents and warrants:

	•	Loan is not a high cost loan as defined by Section 32 of the Federal Truth-in-Lending Act.
	•	Loan is not a high cost loan as defined by applicable state laws and/or regulations.
	•	First Liens, Conforming Loan Amounts: Total points and fees may not exceed 5% of the loan amount. Refer to Form 720 for details regarding fees included in the 5% test.
•
Total Broker Compensation (including yield spread premium or servicing released premium) may not exceed the greater of $3,750 or 5% of the original principal balance. Broker Compensation refers to fees paid to the Broker either by the Lender or directly by the borrower, and often financed as part of the loan.

Aurora Classic - Information as of 11/5/07- Page 6 of 7

INTEREST-ONLY (I-O)	•	Payments are interest-only for the first 10 years and fully-amortizing for the remaining 20-year term. No negative amortization.
•
The interest-only monthly payment is calculated each month based on the current balance. If borrower makes voluntary prepayments of principal during Interest-Only period, the subsequent monthly payments will be based on the lower principal balance.

	•	All Fixed-Rate Interest-Only loans must be closed using the FNMA InterestFirstSM Note 3271 (and state-specific versions, as applicable, per FNMA) dated 1/01 or later.
	•	ARM loans use Form 603E to amend the ARM note and 603F to amend the ARM rider to the security instrument (see Forms TOC and Section 6 for additional details).
I-O ELIGIBILITY	Period
	5-year I-O Period	Not permitted
	10-year I-O Period	All products with a 30-year term
PREPAYMENT PENALTY	•	Permitted on transactions in accordance with state-specific restrictions as outlined on Form 603A.
	•	Form 603A includes instructions, legal documentation requirements and state restrictions.
	•	The prepayment penalty feature is an option, not a requirement. If a prepayment penalty feature is selected, the following overall (prepayment penalty period) and hard penalties should be selected.
• All products
• 3-year overall with 0 hard
• 3-year overall with 3-year hard
• 1-year overall with 1-year hard
UNDERWRITING	•	Loans may be underwritten by Purchaser, an approved contract underwriter (see Form 411, Approved Contract Underwriters) or a Seller approved for Delegated Underwriting Authority.
SERVICING OPTIONS	•	Eligible for Servicing Retained and Servicing Released.
ESCROW ACCOUNT	•
When LTV < 80%, borrowers may choose to waive monthly real estate tax and insurance impounds. Escrows may be waived on LTVs >80% only when mandatory escrow is prohibited by state regulations. See Price Adjustment Factors on the daily rate sheet for any price differential.

LEGAL DOCUMENTS	•
Loans are to be closed using FNMA/FHLMC approved legal documents (including notes, riders and security instruments, state-specific where required). Beginning with all loans closed on or after 1/1/01, loans must be closed using FNMA/FHLMC document sets dated 1/01 or later.

	•	If title taken in the name of a trustee, refer to Form 407-LivT for signature requirements.

First Liens
Product Features	Fixed-Rate	5/6 Hybrid-LIBOR	10/6 Hybrid-LIBOR	10/1 Hybrid-LIBOR	5/1 Hybrid-LIBOR
Product Codes	J30F - 25 or 30 Year J20F - 20 Year J15F - 10 or 15 Year	J56L - 30 Year Fixed for 5 yrs w/adjustments every 6 months thereafter	J10L - 30 Year Fixed for 10 yrs w/adjustments every 6 months thereafter	J101 - 30 Year Fixed for 10 yrs w/adjustments every 12 months thereafter	J51L - 30Year Fixed for 5 yrs w/adjustments every 12 months thereafter
Caps[1]	N/A	6/2/6	6/2/6	5/2/5	5/2/5
Floor	N/A	Margin	Margin	Margin	None
Index	N/A	6-Month LIBOR	6-Month LIBOR	1-Year LIBOR	1-Year LIBOR
Margin	N/A	See Rate Sheet	See Rate Sheet	See Rate Sheet	See Rate Sheet
FNMA/FHLMC Note[2,3]	3200	3520[6] & Form 1201	3520[6] & Form 1201	FHLMC 5531[7]	FHLMC 5531[7]
Note Addendum	N/A	N/A	N/A	N/A	N/A
Security Instrument	State Specific	State Specific	State Specific	State Specific	State Specific
FNMA/FHLMC Rider	N/A	3138[6] & Form 1202	3138[6] & Form 1202	FHLMC 5131[7]	FHLMC 5131[7]
Disclosure[4]	N/A	611 or 611-IO	613 or 613-IO	617 or 617-IO	622 or 622-IO
Assumable	No	No	No	Yes during ARM period	Yes during ARM period
Convertible	No	No	No	No	No
1.	Caps = Initial Cap (Max increase or decrease at first Change Date) / Periodic Cap (Max periodic increase or decrease after the first Change Date) / Life Cap (Max increase in interest rate over the initial rate during the life of the loan).
2.	State-specific forms or multi-state modified for state-specific use as identified by Fannie Mae must be used.
3.	Must use FNMA InterestFirstSM Note 3271, dated 1/01 or later, for all Fixed-Rate Interest-Only products.
4.	May use any format provided disclosures are in full compliance with all federal regulations and given to the borrower within the required time frame.
6.	J56L, J10L: May use FHLMC 5520 and FHLMC 5120.
7.	J51L, J101: May use FNMA Note 3528 and Rider 3187.

Aurora Classic - Information as of 11/5/07- Page 7 of 7